PROXY RESULTS
	During the six months ended June 30, 2006, Cohen &
Steers Total Return Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 27, 2006. The description of each proposal and number of shares voted are as follows:


			Shares Voted	Authority
				For	Withheld
To Elect Directors
George Grossman	 	 8,688,528 	 143,208
Robert H. Steers	 8,688,046 	 143,690
C. Edward Ward, Jr.	 8,687,781 	 143,955